UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020

Ameren Corporation

Savings Investment Plan

Index

Report of Independent Registered Public Accounting Firm
December 31, 2021 and 2020	1-2

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2021 and 2020	3

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2021 and 2020	4

Notes to Financial Statements
December 31, 2021 and 2020	5-15

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021	1-7

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan

St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2014.

Oak Brook, Illinois

June 24, 2022

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$2,958,712,609	$2,667,860,978
Investments, at contract value	315,902,740	321,003,883

Total investments	3,274,615,349	2,988,864,861

Cash	1,185,436	1
Receivables
Notes receivable from participants	34,180,853	33,994,821
Participant contributions	2,544,730	3,127,852
Employer contributions	2,513,821	623,687
Dividends and interest	283,040	315,588
Due from brokers for securities sold	5,566,474	9,034,431

Total receivables	45,088,918	47,096,379

Total assets	3,320,889,703	3,035,961,241
Liabilities
Accrued expenses	782,992	662,737
Due to brokers for securities purchased	8,758,186	9,475,458

Total liabilities	9,541,178	10,138,195

Net assets available for benefits	$3,311,348,525	$3,025,823,046

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2021 and 2020

	2021	2020
Additions:
Investment income
Interest and dividends	$40,452,598	$20,377,636
Net appreciation in fair value of investments	388,465,986	372,577,335

Total investment income	428,918,584	392,954,971

Interest on notes receivable from participants	1,532,924	1,841,308
Participant contributions	110,696,275	109,954,566
Employer contributions	40,200,465	37,612,346

Total additions	581,348,248	542,363,191

Deductions:
Benefits paid to participants	291,477,964	217,709,502
Administrative expenses	4,344,805	3,486,596

Total deductions	295,822,769	221,196,098

Net increase	285,525,479	321,167,093
Net assets available for benefits
Beginning of year	3,025,823,046	2,704,655,953

End of year	$3,311,348,525	$3,025,823,046

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company (“Fidelity”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate in the Plan upon employment. Part-time or temporary employees are eligible to participate in the Plan upon completion of a year of service with at least 1,000 hours of service or effective January 1, 2021, if they complete three consecutive 12-month periods, each with at least 500 hours of service.

Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment, they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the Participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

The Plan permits annual “catch-up” contributions for all employees age 50 and older. For eligible employees, the additional “catch-up” contribution is limited to $6,500 in 2021 and 2020. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily. Although the Employer Additional Matching Contributions are invested in the Ameren Stock Fund, they may be immediately reallocated to other funds at the participants’ discretion.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan. The Plan imposes certain restrictions on participant directed investments into the Ameren Stock Fund.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2021 and 2020, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

The Setting Every Community Up for Retirement Enhancement (SECURE) Act was enacted in December 2019 and most provisions in the law became effective January 1, 2020. In compliance with the law, the Company adopted the provision which affects distributions to former employees. Effective for Participants who turn age 70 1⁄2 after December 31, 2019, the Company will make required minimum distributions (“RMD”) no later than April 1 in the year after the participant reaches the age of 72. In compliance with the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted in March 2020, the Company temporarily suspended RMDs for 2020.

Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2021 and 2020. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit- responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately-managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit risks, which includes global events such as pandemics. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 11% of investments at December 31, 2021 and 2020.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

3.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”) regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2021 or 2020.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2021.

•	Common stocks: Valued at the closing price reported on the U.S. active markets on which the individual securities are traded (Level 1 inputs).

•	American depositary receipts (ADRs): Valued at the closing price reported on U.S. active markets on which the individual securities are traded (Level 1 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the Net Asset Value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted daily and are executed at NAV as a practical expedient. The objective of the SSGA Short Term Investment Fund (value of $6,867,285 at December 31, 2021 and $7,292,977 at December 31, 2020) is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The fund is invested in corporate bonds & notes, U.S. government agency obligations, short term instruments, and repurchase agreements. Units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV, the fund trustee has the sole discretion to direct that the units be issued or redeemed at the fair value-based NAV until the disparity is deemed to be immaterial.

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2021:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$361,189,763	$—	$—	$361,189,763
Common stocks-other than Plan sponsor stock	449,097,788	—	—	449,097,788
American depositary receipts (ADRs)	7,418,342	—	—	7,418,342
Collective trust funds	—	—	1,923,814,690	1,923,814,690
Mutual funds	217,192,026	—	—	217,192,026

Total assets reported at fair value	$1,034,897,919	$—	$1,923,814,690	$2,958,712,609

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2020:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$331,644,311	$—	$—	$331,644,311
Common stocks-other than Plan sponsor stock	395,382,087	—	—	395,382,087
Collective trust funds	—	—	1,681,624,551	1,681,624,551
Mutual funds	259,210,029	—	—	259,210,029

Total assets reported at fair value	$986,236,427	$—	$1,681,624,551	$2,667,860,978

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately-managed stable value account that is managed by Galliard Capital Management. The separately-managed account holds (1) an investment in the Wells Fargo/BlackRock Short Term Investment Fund, and (2) a portfolio of investment contracts, valued at $315,902,740 and $321,003,883 at December 31, 2021 and 2020, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts (also referred to herein as “wrapper contracts”) are issued by the following insurance companies (also referred to herein as “contract issuer(s)”):

•	American General Life Insurance Company (“AGL”)

•	Transamerica Premier Life Insurance Company (“Transamerica”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

As of December 31, 2021 and 2020, the underlying investments of the AGL, Mass Mutual, Transamerica, Voya, and Met Life contracts are holdings in collective trust funds. The investment contracts include wrapper contracts, which are agreements for the contract issuer to make payments to the Plan under certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts are designed to accrue interest based on crediting rates calculated under the terms of the wrapper contracts, and also provide a guarantee that the crediting rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance are passed through to the Plan through adjustments to future wrapper contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value of the underlying assets and the contract value. Crediting rates are reset at least quarterly.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals may be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the stable value account, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the stable value account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the stable value account or participating plans;

•	the delivery of any communication to Participants designed to influence a Participant’s decision to stop investing in this investment option; and

•	the addition of an Asset Allocation or Managed Account service without prior approval of the contract issuer, or a material change in such service.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value on behalf of the Participants.

These investment contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the investment contract if the contract value or the fair value of the underlying portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination and termination was caused by certain events including fraud or misconduct related to the investment contracts, such as material misrepresentations. In addition, if the Plan defaults in its obligations under the investment contract (including the contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the investment contract, then the investment contract may be terminated by the contract issuer and the Plan will receive the fair value as of the date of termination.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2021, the Plan held 4,057,856 shares of Company common stock with a cost and fair value of $195,230,194 and $361,189,763, respectively. During 2021, the Plan purchased 115,228 shares at a cost of $9,499,998 and sold 305,954 shares valued at $25,428,170.

At December 31, 2020, the Plan held 4,248,582 shares of Company common stock with a cost and fair value of $200,273,215 and $331,644,311, respectively. During 2020, the Plan purchased 194,005 shares at a cost of $14,549,836 and sold 375,108 shares valued at $30,078,581.

Dividend income from Company common stock was $9,075,371 and $8,541,913 for the years ended December 31, 2021 and December 31, 2020, respectively.

At December 31, 2021 and December 31, 2020, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,618,503 and $1,482,653 for the years ended December 31, 2021 and December 31, 2020, respectively.

Fees paid to and investments issued by various Plan investment managers or affiliates of Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$3,311,348,525	$3,025,823,046
Amounts allocated to deemed distributions of notes receivable from Participants	(1,989,544)	(1,899,760)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,661,386	13,268,753

Net assets available for benefits per the Form 5500	$3,314,020,367	$3,037,192,039

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2021:

Net increase in net assets available for benefits per the financial statements	$285,525,479
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	4,661,386
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(13,268,753)
Adjustment to prior year to defaulted notes receivables	2,604
Add: Net increase in defaulted notes receivable from Participants	43,579
Less: Interest income of defaulted notes receivable from Participants	(135,967)

Total net income per the Form 5500	$276,828,328

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

7.	Federal Income Tax Status

The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

8.	Subsequent Events

There were no subsequent events identified through June 24, 2022, the date the financial statements were issued.

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund		$6,867,284.56	$6,867,284.56

	Total Interest-bearing Cash			6,867,284.56	6,867,284.56

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund		95,980,360.23	125,253,683.16
*	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund		53,654,710.65	66,442,591.46
*	Pacific Investment Management Company	PIMCO Income Institutional Fund		22,822,238.96	22,885,120.24
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio		2,610,630.73	2,610,630.73

	Total Mutual Funds			175,067,940.57	217,192,025.59

	Collective Investment Trusts
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund O		85,334,639.48	97,590,295.68
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund O		114,197,934.04	133,258,789.53
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund O		109,080,087.66	131,992,374.59
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund O		64,175,817.98	80,608,943.89
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund O		71,179,209.72	91,496,229.78
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund O		68,386,652.48	90,588,672.81
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund O		64,820,477.44	86,272,691.89
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund O		43,939,433.93	57,780,093.69
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund O		14,339,857.30	17,797,960.50
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2065 Fund O		1,757,095.64	1,981,532.98
*	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund F		297,917,651.83	431,646,852.53
*	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Index Fund F		129,199,682.20	182,851,704.92
*	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F		99,778,559.67	112,498,346.24
*	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund F		67,385,613.85	66,473,819.72
*	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M		30,191,816.59	34,031,611.88
*	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F		121,639,476.85	131,757,906.00
*	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L		170,025,574.58	188,806,220.00
*	Wells Fargo Bank, N.A.	Wells Fargo/BlackRock Short Term Investment Fund		24,312,260.00	24,312,260.00
*	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E		76,861,885.55	135,324,670.92
*	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1		43,742,816.29	71,887,830.33
*	Wellington Management Company LLP	Wellington CIF II Core Plus Bond Portfolio		67,005,158.25	68,552,723.75

	Total Collective Investment Trusts			1,765,271,701.33	2,237,511,531.63

	Common Stocks
*	Ameren Corporation	4,057,856	Shares	195,230,193.62	361,189,762.56
	SPOTIFY TECH SA	5,322	Shares	1,425,881.88	1,245,507.66
	SHOPIFY INC CL A	3,192	Shares	2,868,844.96	4,396,628.88
	ATLASSIAN CORP PLC CLS A	6,617	Shares	1,692,778.31	2,522,995.93
	ADYEN BV	1,010	Shares	1,080,581.42	2,657,959.19
	ADOBE INC	5,346	Shares	779,255.42	3,031,502.76
	AIRBNB INC CLASS A	10,727	Shares	1,653,073.48	1,785,938.23
	ALPHABET INC CL C	1,692	Shares	1,481,520.85	4,895,954.28
	ALPHABET INC CL A	1,177	Shares	884,970.67	3,409,816.08
	AMAZON.COM INC	2,396	Shares	3,885,580.41	7,989,078.64
	APPLE INC	34,440	Shares	1,522,567.16	6,115,510.80
	BIONTECH SE ADR	3,075	Shares	1,062,226.94	792,735.00
	CARVANA CO CL A	3,608	Shares	993,489.21	836,298.32
	CHIPOTLE MEXICAN GRILL IN	781	Shares	641,845.64	1,365,383.25
	COSTCO WHOLESALE CORP	2,909	Shares	531,922.21	1,651,439.30
	COSTAR GROUP INC	12,673	Shares	1,142,939.41	1,001,547.19
	CROWDSTRIKE HLDGS INC	7,131	Shares	1,672,960.46	1,460,072.25
	DANAHER CORP	7,019	Shares	1,172,145.41	2,309,321.19
	DEXCOM INC	2,354	Shares	487,827.56	1,263,980.30
	META PLATFORMS INC CL A	7,704	Shares	1,059,493.27	2,591,240.40
	GOLDMAN SACHS GROUP INC	3,403	Shares	1,097,927.51	1,301,817.65
	HOME DEPOT INC	6,156	Shares	1,085,883.89	2,554,801.56
	HUBSPOT INC	868	Shares	605,833.21	572,142.20
	HUMANA INC	2,975	Shares	1,145,835.16	1,379,983.50
	INTUITIVE SURGICAL INC	4,383	Shares	860,034.49	1,574,811.90
	KKR & CO INC	9,127	Shares	668,304.21	679,961.50
	KERING UNSPONSORED ADR	20,872	Shares	1,126,382.07	1,680,404.72
	ESTEE LAUDER COS INC CL A	6,995	Shares	1,203,156.45	2,589,549.00
	LILLY (ELI) & CO	8,897	Shares	1,350,900.67	2,457,529.34

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	LULULEMON ATHLETICA INC	5,636	Shares	1,155,004.62	2,206,212.20
	MASTERCARD INC CL A	7,074	Shares	1,269,333.94	2,541,829.68
	MATCH GROUP INC	11,311	Shares	1,247,433.22	1,495,879.75
	MICROSOFT CORP	18,924	Shares	2,079,570.01	6,364,519.68
	NETFLIX INC	7,483	Shares	1,908,847.04	4,508,058.52
	NIKE INC CL B	18,345	Shares	1,255,903.39	3,057,561.15
	NVIDIA CORP	22,929	Shares	1,178,544.84	6,743,648.19
	PAYPAL HLDGS INC	8,135	Shares	1,052,330.17	1,534,098.30
	ROBLOX CORP	10,538	Shares	834,556.24	1,087,100.08
	S&P GLOBAL INC	4,425	Shares	977,883.50	2,088,290.25
	SALESFORCE.COM INC	20,306	Shares	2,556,621.80	5,160,363.78
	SNAP INC—A	29,653	Shares	1,684,019.70	1,394,580.59
	SNOWFLAKE INC CL A	5,176	Shares	1,483,382.13	1,753,370.00
	BLOCK INC CL A	9,241	Shares	1,876,837.62	1,492,513.91
	TJX COMPANIES INC NEW	18,988	Shares	1,250,647.40	1,441,568.96
	TESLA INC	8,115	Shares	1,488,644.03	8,575,769.70
	TRADE DESK INC	18,765	Shares	715,259.87	1,719,624.60
	TWILIO INC CLASS A	7,090	Shares	1,524,867.66	1,867,080.60
	UBER TECH INC	56,384	Shares	2,309,484.84	2,364,181.12
	UNION PACIFIC CORP	5,936	Shares	1,178,615.51	1,495,456.48
	VERTEX PHARMACEUTICALS IN	5,264	Shares	857,908.13	1,155,974.40
	VISA INC CL A	10,354	Shares	822,523.38	2,243,815.34
	WORKDAY INC CL A	6,630	Shares	918,118.15	1,811,183.40
	ZOOMINFO TECH INC	10,044	Shares	638,582.52	644,824.80
	ADIENT PLC	32,908	Shares	1,478,579.95	1,575,635.04
	AERCAP HLDGS NV	51,254	Shares	1,657,374.09	3,353,036.68
	SUNCOR ENERGY INC	149,087	Shares	3,406,350.14	3,731,647.61
	LIBERTY GLOBAL PLC CL C	141,689	Shares	3,072,021.73	3,980,044.01
	AFFILIATED MANAGERS GRP I	15,259	Shares	1,973,192.62	2,510,258.09
	AIR LEASE CORP CL A	41,133	Shares	1,373,464.22	1,819,312.59
	ALLIANCE DATA SYS CORP	19,765	Shares	1,845,976.82	1,315,756.05
	AMERIPRISE FIN INC	20,036	Shares	2,306,797.33	6,044,059.76
	ARROW ELECTRONICS INC	26,509	Shares	1,893,107.96	3,559,363.43
	ASSURANT INC	18,532	Shares	1,759,231.62	2,888,397.52
	BERRY GLOBAL GROUP INC	50,108	Shares	1,782,002.14	3,696,968.24
	BROADCOM INC	9,544	Shares	2,004,513.04	6,350,673.04
	CIGNA CORP	17,634	Shares	4,382,281.26	4,049,295.42
	CENTENE CORP	63,060	Shares	3,838,830.60	5,196,144.00
	COMMSCOPE HLDG CO INC	57,993	Shares	1,300,542.47	640,242.72
	CONCENTRIX CORP	11,307	Shares	672,390.32	2,019,656.34
	CROWN HLDGS INC	40,337	Shares	2,299,428.46	4,462,078.94
	FLEX LTD	159,504	Shares	2,198,037.58	2,923,708.32
	DELL TECH INC CL C	54,648	Shares	1,145,905.46	3,069,578.16
	EBAY INC	79,901	Shares	4,522,871.00	5,313,416.50
	HCA HEALTHCARE INC	22,120	Shares	2,124,159.84	5,683,070.40
	HANESBRANDS INC	129,531	Shares	1,616,704.07	2,165,758.32
	LINCOLN NATIONAL CORP	64,709	Shares	2,841,883.90	4,417,036.34
	LITHIA MOTORS INC CL A	7,970	Shares	2,563,950.14	2,366,691.50
	LOYALTY VENTURES INC	7,805	Shares	419,698.50	234,696.35
	NRG ENERGY INC	74,644	Shares	2,667,003.69	3,215,663.52
	NORTONLIFELOCK INC	170,615	Shares	4,574,771.77	4,432,577.70
	QURATE RETAIL INC	128,944	Shares	1,668,053.58	979,974.40
	TD SYNNEX CORP	17,161	Shares	1,004,654.20	1,962,531.96
	UNITED RENTALS INC	16,787	Shares	2,304,403.24	5,578,152.23
	UNIVAR INC	64,426	Shares	657,167.55	1,826,477.10
	VMWARE INC CL A	24,215	Shares	1,130,858.19	2,806,034.20
	WESTERN DIGITAL CORP	63,634	Shares	3,194,842.14	4,149,573.14
	WHIRLPOOL CORP	19,814	Shares	3,038,783.17	4,649,553.24
	SENSATA TECH HLDGS PLC	7,222	Shares	417,674.99	445,525.18
	ESSENT GROUP LTD	12,879	Shares	500,912.25	586,380.87
	ORTHO CLINICAL DIAGNOSTIC	25,188	Shares	445,901.81	538,771.32
	NOMAD FOODS LTD	11,964	Shares	259,246.28	303,765.96
	AXALTA COATING SYS LTD	11,015	Shares	350,678.87	364,816.80
	INTL GAME TECH PLC	6,699	Shares	53,463.85	193,668.09
	NATIONAL ENERGY SVCS REUN	14,705	Shares	148,368.39	138,962.25

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	ASSURED GUARANTY LTD	12,513	Shares	400,161.37	628,152.60
	JAZZ PHARMA PLC	1,084	Shares	161,392.48	138,101.60
	CENOVUS ENERGY INC	32,560	Shares	230,480.27	399,836.80
	ENERPLUS CORP	41,598	Shares	201,186.11	440,106.84
	ICON PLC	834	Shares	126,300.03	258,289.80
	ACCO BRANDS CORP	28,131	Shares	322,761.11	232,362.06
	ABM INDU INC	11,166	Shares	371,722.88	456,131.10
	AGNC INVESTMENT CORP	17,630	Shares	300,356.72	265,155.20
	AES CORP	19,309	Shares	347,922.25	469,208.70
	ASGN INC	7,085	Shares	531,125.26	874,289.00
	ALLEGHANY CORP DEL	671	Shares	408,504.03	447,952.89
	ALLISON TRANSMISSION HLDG	7,831	Shares	320,883.47	284,656.85
	ALTRA INDU MOTION CORP	3,363	Shares	193,770.42	173,429.91
	AMERICAN EAGLE OUTFITTERS	8,081	Shares	219,558.65	204,610.92
	AMERICOLD REALTY TR	4,370	Shares	159,345.89	143,292.30
	AMERIS BANCORP	3,794	Shares	193,289.28	188,485.92
	ARES COMMERCIAL REAL ESTA	8,881	Shares	118,339.88	129,129.74
	ARROW ELECTRONICS INC	3,848	Shares	290,496.09	516,670.96
	ARTISAN PARTNERS ASSET MA	8,239	Shares	437,750.31	392,505.96
	ASSURANT INC	2,179	Shares	241,871.04	339,618.94
	AVNET INC	7,440	Shares	296,535.90	306,751.20
	BWX TECH INC	7,328	Shares	421,058.10	350,864.64
	BANKUNITED INC	10,984	Shares	398,368.62	464,733.04
	BELDEN INC	9,263	Shares	516,795.64	608,856.99
	BLACKSTONE MORTGAGE TR CL	6,949	Shares	216,728.62	212,778.38
	BLOCK H & R INC	7,136	Shares	178,065.17	168,124.16
	BOOZ ALLEN HAMILTON HLDG	2,366	Shares	136,952.08	200,613.14
	BRIGHT HEALTH GROUP INC	40,951	Shares	337,815.68	140,871.44
	BRIGHTVIEW HLDGS INC	20,746	Shares	311,784.13	292,103.68
	BRINKS CO	7,865	Shares	572,198.51	515,708.05
	BUILDERS FIRSTSOURCE	4,202	Shares	84,524.76	360,153.42
	CALLAWAY GOLF CO	27,579	Shares	812,359.71	756,767.76
	CARTERS INC	2,058	Shares	205,887.03	208,310.76
	CENTERPOINT ENERGY INC	9,387	Shares	193,363.40	261,991.17
	CHAMPIONX CORP	16,946	Shares	221,080.06	342,478.66
	CHANGE HEALTHCARE INC	43,964	Shares	881,138.45	939,950.32
	CHEMED CORP	821	Shares	371,128.37	434,341.84
	COLUMBIA BANKING SYS INC	6,111	Shares	209,264.50	199,951.92
	COMMSCOPE HLDG CO INC	26,503	Shares	482,294.15	292,593.12
	CONCENTRIX CORP	5,270	Shares	302,761.18	941,327.40
	FRESH DEL MONTE PRODUCE I	15,500	Shares	432,754.83	427,800.00
	COUSINS PROPERTIES INC	16,208	Shares	506,844.53	652,858.24
	CROWN HLDGS INC	1,996	Shares	216,381.37	220,797.52
	CURTISS WRIGHT CORPORATIO	3,353	Shares	359,286.50	464,960.51
	WHITE MOUNTAINS INS GROUP	374	Shares	361,115.10	379,198.60
	FLEX LTD	15,557	Shares	186,481.03	285,159.81
	DELEK US HLDGS INC	21,430	Shares	452,594.68	321,235.70
	DIAMONDBACK ENERGY INC	11,375	Shares	676,600.82	1,226,793.75
	EVEREST REINSURANCE GROUP	1,446	Shares	334,575.51	396,088.32
	AXIS CAPITAL HLDGS LTD	8,067	Shares	415,415.13	439,409.49
	RENAISSANCERE HLDGS LTD	2,732	Shares	441,425.24	462,609.56
	EAST WEST BANCORP INC	5,543	Shares	358,402.27	436,123.24
	ECOVYST INC	14,406	Shares	230,618.25	147,517.44
	EMCOR GROUP INC	1,886	Shares	134,147.54	240,257.54
	EMPLOYERS HLDGS INC	5,353	Shares	217,095.75	221,507.14
	ENERGIZER HLDGS INC	12,815	Shares	625,740.31	513,881.50
	ENERSYS INC	5,015	Shares	371,988.48	396,485.90
	ENVISTA HLDGS CORP	20,514	Shares	498,468.62	924,360.84
	EVERCORE INC A	5,497	Shares	428,059.50	746,767.45
	EVERTEC INC	8,409	Shares	253,466.48	420,281.82
	FMC CORP NEW	3,927	Shares	336,239.46	431,538.03
	FTI CONSULTING INC	1,493	Shares	142,400.48	229,056.06
	FEDERAL AGRI MTG NON VTG	3,640	Shares	289,645.64	451,105.20
	FIRST AMERICAN FIN CORP	2,952	Shares	155,726.70	230,934.96
	FIRST CITIZENS BANCSHARES	373	Shares	164,077.63	309,530.32

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	FIRST HAWAIIAN INC	14,922	Shares	363,147.60	407,818.26
	FIRST HORIZON CORP	15,032	Shares	147,024.42	245,472.56
	FIRST MERCHANTS CORP	5,990	Shares	249,068.02	250,921.10
	FOOT LOCKER INC	13,888	Shares	519,097.92	605,933.44
	FRONTDOOR INC	8,110	Shares	316,657.11	297,231.50
	GLOBE LIFE INC	3,777	Shares	308,954.71	353,980.44
	GRAFTECH INTL LTD	23,588	Shares	222,725.31	279,046.04
	GRAPHIC PACKAGING HLDGS C	59,383	Shares	958,952.50	1,157,968.50
	GRAY TELEVISION INC	11,044	Shares	255,058.95	222,647.04
	HAEMONETICS CORP MASS	3,510	Shares	225,380.00	186,170.40
	HANESBRANDS INC	12,148	Shares	115,086.95	203,114.56
	HANOVER INSURANCE GROUP I	1,316	Shares	157,694.63	172,474.96
	HARLEY-DAVIDSON INC	17,481	Shares	543,922.64	658,858.89
	HARSCO CORP	15,813	Shares	217,619.19	264,235.23
	HASBRO INC	3,242	Shares	296,315.04	329,970.76
	HELMERICH & PAYNE INC	14,037	Shares	320,795.01	332,676.90
	HILLENBRAND INC	5,762	Shares	142,944.21	299,566.38
	HOLLYFRONTIER CORP	14,446	Shares	445,508.67	473,539.88
	HOLOGIC INC	3,460	Shares	214,989.79	264,897.60
	HOWMET AEROSPACE INC	6,681	Shares	113,229.95	212,656.23
	HUB GROUP INC CL A	3,072	Shares	190,360.32	258,785.28
	HUNTINGTON INGALLS INDU I	1,718	Shares	307,093.03	320,819.32
	INGEVITY CORP	4,216	Shares	185,534.06	302,287.20
	INGREDION INC	3,005	Shares	291,622.95	290,403.20
	INSIGHT ENTERPRISES INC	6,596	Shares	362,393.64	703,133.60
	INTERDIGITAL INC	6,578	Shares	395,679.23	471,182.14
	INVESTORS BANCORP INC	22,909	Shares	311,643.36	347,071.35
	JONES LANG LASALLE INC	854	Shares	93,339.39	230,016.36
	KAR AUCTION SVCS INC	35,730	Shares	644,599.20	558,102.60
	KOSMOS ENERGY LTD	104,259	Shares	349,411.25	360,736.14
	LCI INDU	3,496	Shares	328,008.24	544,921.52
	LPL FINL HLDGS INC	4,562	Shares	335,276.28	730,330.58
	LANDSTAR SYS INC	999	Shares	116,223.80	178,840.98
	LITHIA MOTORS INC CL A	928	Shares	117,436.77	275,569.60
	STEVEN MADDEN LTD	13,157	Shares	429,436.76	611,405.79
	MASONITE WORLDWIDE HLDGS	2,658	Shares	302,504.88	313,511.10
	MERITAGE HOMES CORP	2,134	Shares	197,717.26	260,476.04
	MIDLAND STATES BANCORP IN	7,904	Shares	210,600.58	195,940.16
	MINERALS TECH INC	2,349	Shares	157,336.68	171,829.35
	MOLINA HEALTHCARE INC	2,625	Shares	386,575.95	834,960.00
	MOSAIC CO NEW	5,928	Shares	124,479.62	232,911.12
	MR COOPER GROUP INC	9,571	Shares	106,005.13	398,249.31
	NCR CORP	14,023	Shares	364,900.09	563,724.60
	NMI HLDGS INC	9,034	Shares	181,391.00	197,392.90
	NAVIENT CORP	14,778	Shares	164,069.08	313,589.16
	NEXTIER OILFIELD SOLUTION	31,540	Shares	123,541.83	111,967.00
	NEXSTAR MEDIA GROUP INC A	4,633	Shares	538,105.92	699,490.34
	NORTONLIFELOCK INC	15,031	Shares	369,537.14	390,505.38
	OMNICOM GROUP INC	4,085	Shares	294,412.52	299,307.95
	OWENS CORNING INC	3,329	Shares	212,572.77	301,274.50
	PDC ENERGY INC	8,425	Shares	334,397.75	410,971.50
	PRA GROUP INC	6,369	Shares	253,621.08	319,787.49
	PACWEST BANCORP	10,549	Shares	371,360.07	476,498.33
	PENNYMAC FIN SVCS INC	5,423	Shares	314,371.10	378,416.94
	PETIQ INC CL A	18,317	Shares	567,160.42	415,979.07
	PINNACLE WEST CAPITAL COR	4,250	Shares	331,758.48	300,007.50
	PREFERRED BANK LOS ANGELE	3,225	Shares	204,463.08	231,522.75
	PROASSURANCE CORPORATION	15,411	Shares	305,583.98	389,898.30
	QORVO INC	2,842	Shares	446,284.09	444,460.38
	R1 RCM INC	26,097	Shares	440,908.39	665,212.53
	RACKSPACE TECH INC	9,171	Shares	178,175.63	123,533.37
	RANGE RESOURCES CORP	9,190	Shares	214,009.09	163,857.70
	REALOGY HLDGS CORP	15,481	Shares	274,152.17	260,235.61
	REINSURANCE GROUP OF AMER	2,542	Shares	311,255.97	278,323.58
	RESIDEO TECH INC	8,060	Shares	219,894.80	209,801.80

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	SLM CORP	54,288	Shares	591,766.32	1,067,844.96
	SALLY BEAUTY HLDGS INC	21,284	Shares	298,879.38	392,902.64
	SCHWEITZER-MAUDUIT INTL I	12,310	Shares	469,985.90	368,069.00
	SCIENCE APPLICATIONS INTL	9,659	Shares	782,194.93	807,395.81
	SKECHERS USA INC CL A	5,069	Shares	156,431.29	219,994.60
	SOTERA HEALTH CO	25,138	Shares	611,627.88	591,999.90
	SOUTHSTATE CORP	2,757	Shares	232,491.80	220,863.27
	SPECTRUM BRANDS HLDGS INC	2,556	Shares	126,152.84	259,996.32
	SPIRIT RLTY CAP INC	4,814	Shares	187,846.96	231,986.66
	STANDARD MOTOR PRODUCTS I	2,783	Shares	131,702.93	145,801.37
	STARWOOD PROPERTY TR INC	16,333	Shares	342,808.47	396,891.90
	STEELCASE INC CLASS A	17,911	Shares	215,083.80	209,916.92
	STRIDE INC	24,199	Shares	663,989.31	806,552.67
	SYNOVUS FIN CORP.	9,780	Shares	376,252.35	468,168.60
	TD SYNNEX CORP	6,256	Shares	337,698.63	715,436.16
	SYNEOS HEALTH INC	9,772	Shares	517,579.23	1,003,388.96
	TEGNA INC	36,585	Shares	680,872.88	679,017.60
	TEMPUR SEALY INTL INC	8,732	Shares	126,786.67	410,665.96
	TEREX CORP	4,005	Shares	78,891.35	176,019.75
	TEXTRON INC	3,500	Shares	153,393.71	270,200.00
	TOLL BROTHERS INC	3,701	Shares	141,638.19	267,915.39
	TRAVEL+LEISURE CO	6,682	Shares	283,889.77	369,314.14
	TTEC HLDGS INC	3,589	Shares	150,957.42	324,983.95
	TURNING POINT BRANDS INC	5,709	Shares	257,038.26	215,686.02
	ULTRA CLEAN HLDGS INC	9,975	Shares	213,187.75	572,166.00
	UMPQUA HLDGS CORP	18,186	Shares	305,038.48	349,898.64
	UNISYS CORP NEW	7,035	Shares	89,850.79	144,709.95
	US FOODS HLDGS CORP	6,276	Shares	216,486.40	218,593.08
	UNIVERSAL CORP	7,109	Shares	384,189.70	390,426.28
	UNIVERSAL HEALTH SVCS INC	3,336	Shares	455,040.39	432,545.76
	VALLEY NATL BANCORP	26,889	Shares	311,288.75	369,723.75
	VALVOLINE INC	26,193	Shares	559,650.05	976,736.97
	VIAD CORP	3,088	Shares	142,903.84	132,135.52
	VIPER ENERGY PARTNERS LP	21,693	Shares	433,013.35	462,277.83
	VISTRA CORP	11,092	Shares	240,301.68	252,564.84
	WABASH NATIONAL CORP	13,532	Shares	216,866.18	264,144.64
	WALKER & DUNLOP INC	5,570	Shares	340,402.65	840,401.60
	WEBSTER FIN	6,156	Shares	350,955.01	343,751.04
	WERNER ENTERPRISES INC	4,213	Shares	193,771.45	200,791.58
	WESCO INTL INC	10,892	Shares	545,341.68	1,433,278.28
	WESTERN UNION CO	13,442	Shares	268,564.82	239,805.28
	WHITING PETROLEUM CORP NE	4,209	Shares	217,381.33	272,238.12
	WINTR FIN CORP	2,428	Shares	186,894.05	220,510.96
	WORLD FUEL SVCS CORP	12,741	Shares	311,503.08	337,254.27
	YELP INC	9,743	Shares	308,991.49	353,086.32
	FIRSTSVCS CORP	4,805	Shares	209,718.39	944,038.35
	HORIZON THERAPEUTICS PLC	11,120	Shares	403,660.94	1,198,291.20
	KORNIT DIGITAL LTD	4,034	Shares	683,385.56	614,176.50
	ABIOMED INC	4,179	Shares	1,151,166.09	1,500,971.43
	ACADIA HEALTHCARE CO INC	18,924	Shares	980,694.20	1,148,686.80
	ALARM.COM HLDGS INC	13,160	Shares	890,399.87	1,116,099.60
	AMEDISYS INC	4,270	Shares	561,481.06	691,227.60
	ARES MANAGEMENT CORP CL A	15,221	Shares	541,183.89	1,237,010.67
	AVALARA INC	8,383	Shares	722,563.97	1,082,329.13
	AXON ENTERPRISE INC	9,290	Shares	846,954.36	1,458,530.00
	BWX TECH INC	31,266	Shares	1,480,294.95	1,497,016.08
	BIO TECHNE CORP	3,208	Shares	968,346.59	1,659,626.72
	BLUEPRINT MEDICINES CORP	8,590	Shares	905,739.73	920,074.90
	BRIGHT HORIZONS FAMILY SO	9,762	Shares	1,291,415.04	1,228,840.56
	BRINKS CO	21,870	Shares	1,489,400.57	1,434,015.90
	AZENTA INC	16,890	Shares	648,533.73	1,741,527.90
	BUILDERS FIRSTSOURCE	33,098	Shares	1,271,562.71	2,836,829.58
	BURLINGTON STORES INC	5,040	Shares	1,129,973.71	1,469,210.40
	CABLE ONE INC	561	Shares	494,836.20	989,295.45
	CELSIUS HLDGS INC	8,513	Shares	535,489.49	634,814.41

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	CERTARA INC	22,177	Shares	576,956.56	630,270.34
	CHARLES RIVER LABS INTL I	4,720	Shares	1,370,174.46	1,778,401.60
	CHART INDU INC	3,439	Shares	598,848.12	548,486.11
	CHEMED CORP	2,240	Shares	1,072,702.83	1,185,049.60
	CAMECO CORP	58,756	Shares	475,935.98	1,281,468.36
	RITCHIE BROS AUCTIONEERS	15,692	Shares	580,410.01	960,507.32
	CROWN HLDGS INC	17,310	Shares	1,158,513.66	1,914,832.20
	HELEN OF TROY LTD	2,610	Shares	528,736.32	638,066.70
	DENBURY INC	15,306	Shares	951,574.65	1,172,286.54
	DYNATRACE INC	28,811	Shares	1,624,741.22	1,738,743.85
	ENTEGRIS INC	8,146	Shares	454,682.27	1,128,872.68
	EURONET WORLDWIDE INC	12,867	Shares	1,449,599.41	1,533,360.39
	FOX FACTORY HLDGS CORP	8,210	Shares	1,235,226.20	1,396,521.00
	GUIDEWIRE SOFTWARE INC	9,169	Shares	1,048,774.40	1,040,956.57
	HALOZYME THERAPEUTICS INC	25,017	Shares	470,528.24	1,005,933.57
	HEALTHEQ INC	17,908	Shares	986,757.43	792,249.92
	HEICO CORP CL A	5,116	Shares	238,040.73	657,508.32
	INSMED INC	23,073	Shares	723,694.28	628,508.52
	INSPIRE MEDICAL SYS INC	4,270	Shares	858,818.26	982,356.20
	ISHARES RUSSELL MID-CAP G	3,130	Shares	356,974.05	360,638.60
	iShares Russell 2000 Grow	6,090	Shares	1,776,657.28	1,784,674.50
	LESLIE’S INC	57,672	Shares	1,397,155.50	1,364,519.52
	LIGAND PHARMACEUTICALS	6,014	Shares	631,201.73	928,922.44
	LINCOLN ELECTRIC HLDGS IN	4,993	Shares	354,054.38	696,373.71
	LIVE NATION ENTERTAINMENT	7,440	Shares	342,735.47	890,493.60
	MKS INSTRUMENTS INC	3,450	Shares	550,751.62	600,886.50
	MARTIN MARIETTA MATERIALS	3,580	Shares	780,874.46	1,577,061.60
	MERCURY SYS INC	16,227	Shares	1,261,206.71	893,458.62
	MERIT MEDICAL SYS INC	13,010	Shares	658,718.89	810,523.00
	NATIONAL INSTRUMENT CORP	23,710	Shares	984,072.76	1,035,415.70
	NATIONAL VISION HLDGS INC	21,159	Shares	659,327.06	1,015,420.41
	NEW FORTRESS ENERGY INC	20,417	Shares	931,356.80	492,866.38
	NICE LTD SPON ADR	5,493	Shares	658,481.62	1,667,674.80
	NOVANTA INC	5,120	Shares	367,716.74	902,809.60
	OVERSTOCK.COM INC DEL	12,710	Shares	976,350.50	750,017.10
	PACIFIC BIOSCIENES OF CAL	26,350	Shares	733,881.46	539,121.00
	PEGASYS INC	6,260	Shares	831,478.33	699,993.20
	PENUMBRA INC	5,785	Shares	1,106,532.16	1,662,146.20
	PERFORMANCE FOOD GROUP CO	25,030	Shares	1,201,675.87	1,148,626.70
	PURE STORAGE INC CL A	64,485	Shares	1,262,510.14	2,098,986.75
	REVOLVE GROUP INC	18,023	Shares	1,158,112.45	1,010,008.92
	SOLAREDGE TECH INC	4,570	Shares	1,397,787.96	1,282,204.90
	STEM INC	22,965	Shares	441,777.06	435,646.05
	10X GENOMICS INC	5,839	Shares	914,835.63	869,777.44
	BEAUTY HEALTH CO/THE	24,830	Shares	694,584.21	599,892.80
	TREX CO INC	16,284	Shares	648,240.80	2,198,828.52
	TWIST BIOSCIENCE CORP	7,953	Shares	855,729.73	615,482.67
	VARONIS SYS INC	17,430	Shares	480,484.02	850,235.40
	VERACYTE INC	19,563	Shares	558,928.87	805,995.60
	VIRTU FIN INC- CL A	48,847	Shares	1,108,420.62	1,408,259.01
	WESTERN ALLIANCE BANCORP	11,500	Shares	785,011.68	1,237,975.00
	WOLFSPEED INC	5,775	Shares	361,458.82	645,471.75
	WORKIVA INC	7,380	Shares	754,450.03	963,016.20
	WYNDHAM HOTELS & RESORTS	20,440	Shares	1,595,218.86	1,832,446.00
	ZYNGA INC	144,030	Shares	987,058.87	921,792.00
	BRP INC	10,780	Shares	1,032,899.14	945,513.80
	SENSATA TECH HLDGS PLC	16,690	Shares	933,669.05	1,029,606.10
	AXALTA COATING SYS LTD	18,260	Shares	546,521.80	604,771.20
	ICON PLC	5,670	Shares	1,517,688.90	1,755,999.00
	ADVANCED DRAINAGE SYS INC	9,850	Shares	1,078,476.50	1,340,880.50
	AMERICAN FINL GROUP INC O	10,330	Shares	1,328,259.31	1,418,515.60
	ARES MANAGEMENT CORP CL A	10,590	Shares	780,800.70	860,649.30
	ASCENDIS PHARMA AS SPON A	8,960	Shares	1,376,553.90	1,205,388.80
	ATKORE INC	14,470	Shares	1,336,738.60	1,608,919.30
	AVALARA INC	6,700	Shares	1,158,071.87	865,037.00

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	AVANTOR INC	28,080	Shares	1,133,446.24	1,183,291.20
	BILL.COM HLDGS INC	1,790	Shares	423,881.39	445,978.50
	BIO RAD LABS CL A	1,725	Shares	1,292,490.75	1,303,358.25
	BLUEPRINT MEDICINES CORP	10,780	Shares	1,112,992.09	1,154,645.80
	BOOZ ALLEN HAMILTON HLDG	9,920	Shares	879,936.37	841,116.80
	CATALENT INC	10,990	Shares	1,461,069.46	1,407,049.70
	COGENT COMM HLDGS INC	10,690	Shares	763,693.60	782,294.20
	DIAMONDBACK ENERGY INC	7,940	Shares	762,637.00	856,329.00
	DOUGLAS EMMETT INC REIT	42,960	Shares	1,391,044.80	1,439,160.00
	ELANCO ANIMAL HEALTH INC	27,160	Shares	894,619.54	770,800.80
	ENCORE WIRE CORPORATION	4,400	Shares	624,137.78	629,640.00
	ENPHASE ENERGY INC	1,430	Shares	280,291.50	261,604.20
	FMC CORP NEW	7,010	Shares	653,612.40	770,328.90
	F5 INC	4,740	Shares	959,613.00	1,159,925.40
	FIVE BELOW INC	6,030	Shares	1,121,580.00	1,247,546.70
	GARTNER INC	2,910	Shares	895,843.50	972,871.20
	HAEMONETICS CORP MASS	8,190	Shares	581,851.51	434,397.60
	HUBSPOT INC	2,005	Shares	1,365,886.20	1,321,595.75
	IAA INC	13,340	Shares	735,567.60	675,270.80
	IDEX CORPORATION	3,950	Shares	841,350.00	933,464.00
	INDEPENDENCE REALTY TR IN	24,960	Shares	573,045.37	644,716.80
	INSULET CORP	2,440	Shares	680,686.80	649,210.80
	IRONWOOD PHARMA CL A (PEN	67,460	Shares	895,148.53	786,583.60
	LPL FINL HLDGS INC	7,720	Shares	1,229,178.40	1,235,894.80
	LINCOLN ELECTRIC HLDGS IN	4,640	Shares	613,129.60	647,140.80
	LUMENTUM HLDGS INC	11,780	Shares	999,714.84	1,245,970.60
	LYFT INC	16,200	Shares	863,784.00	692,226.00
	MKS INSTRUMENTS INC	5,870	Shares	883,728.50	1,022,377.90
	MAXLINEAR INC	8,050	Shares	554,236.78	606,889.50
	MIRATI THERAPEUTICS INC	5,360	Shares	865,663.82	786,258.40
	NATIONAL VISION HLDGS INC	22,940	Shares	1,329,831.80	1,100,890.60
	NEUROCRINE BIOSCIENCES IN	12,810	Shares	1,212,128.07	1,091,027.70
	NICE LTD SPON ADR	3,620	Shares	1,015,953.00	1,099,032.00
	PAYA HLDGS INC	82,040	Shares	763,237.49	520,133.60
	PAYLOCITY HLDGS CORP	3,980	Shares	1,103,677.51	939,916.80
	PEGASYS INC	7,120	Shares	908,369.60	796,158.40
	REVOLVE GROUP INC	8,120	Shares	507,107.67	455,044.80
	ROCKET PHARMACEUTICALS IN	13,440	Shares	402,349.96	293,395.20
	SAIA INC	3,280	Shares	782,083.20	1,105,458.40
	SIGNATURE BANK	3,310	Shares	912,401.50	1,070,685.70
	SILICON MOTION TECH CORP	10,240	Shares	714,035.20	973,107.20
	TAPESTRY INC	25,960	Shares	1,005,950.00	1,053,976.00
	TELEDYNE TECH INC	1,710	Shares	739,609.20	747,081.90
	TOPBUILD CORP	3,780	Shares	800,188.20	1,042,939.80
	TRANSUNION	9,700	Shares	1,101,047.00	1,150,226.00
	TREX CO INC	9,650	Shares	1,011,706.00	1,303,039.50
	VAIL RESORTS INC	2,970	Shares	1,016,428.54	973,863.00
	VULCAN MATERIALS CO	5,570	Shares	967,843.20	1,156,220.60
	WILLSCOT MOBILE MINI HLDG	18,000	Shares	712,837.18	735,120.00
	ZYNGA INC	126,340	Shares	897,220.05	808,576.00

	Total Common Stocks			513,698,063.71	817,705,892.82

	Notes Receivable
* / **	Participants	Participant Loans		32,191,309.05	32,191,309.05

				$2,493,096,299.22	$3,311,468,043.65

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through January 2032.

7

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN ADMINISTRATIVE COMMITTEE
(Administrator)

By:	/s/ Marla J. Langenhorst
Marla J. Langenhorst
Member of the Administrative Committee

June 24, 2022

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm